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                               January 11, 2024

       Christopher Furman
       Chief Executive Officer
       Vitro Biopharma, Inc.
       3200 Cherry Creek Drive South, Suite 410
       Denver, CO 80209

                                                        Re: Vitro Biopharma,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed December 12,
2023
                                                            File No. 333-267366

       Dear Christopher Furman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1

       Prospectus Cover Page, page ii

   1. We note your disclosure indicating that a broker-dealer may receive commissions in the form of discounts,
concessions, or commissions which may be    in excess of those
                                                        customary in the type
of transactions involved. Please revise so that your cover page disclosure is
consistent with your Plan of Distribution disclosure, which indicates that the
                                                        Advisor's commissions
would be customary, or advise.
   2. Please revise the disclosure in the third and fourth sentences of the third paragraph to clarify that your
financial advisor must notify Nasdaq that your shares are "ready to trade." Similarly,
please clarify in the fourth sentence, if true, that the "rules" you reference are Nasdaq
listing rules.
 Christopher Furman
FirstName  LastNameChristopher Furman
Vitro Biopharma, Inc.
Comapany
January 11,NameVitro
            2024      Biopharma, Inc.
January
Page 2 11, 2024 Page 2
FirstName LastName
Summary of Risk Factors, page 8

3. With reference to the disclosures on pages 49-51, please revise to highlight briefly the risks in conducting a direct listing.
Executive and Director Compensation, page 130

4. Please ensure that all of your executive compensation disclosures are updated as appropriate. For example, we note some of your disclosures refer to "2021" when it is no longer applicable (e.g., note 2 to the Summary Compensation Table). In addition, although some dates have been updated to refer to "2023," it does not appear that the corresponding disclosures have been updated. For example, the "Outstanding Equity Awards at Fiscal
         Year End" table on page 133 indicates that it sets forth information as of October 31,
         2023, but it does not appear that the table itself has been updated to reflect changes in the number of exercisable and unexercisable options that would have resulted upon the occurrence of the vesting events described in notes 2 and 4 to the table. To the extent these vesting events impact other disclosures throughout the prospectus (e.g., the principal stockholders table on page 146 and the notes thereto), please update those disclosures too.
Principal Stockholders, page 145

5. We note your statement that the table in this section sets forth information regarding beneficial ownership of your common stock by certain persons, including your director nominee who will serve as such upon "completion of this offering." Please revise this statement to clarify, if true, that the director nominee will serve as director upon the listing of your common stock on Nasdaq, as indicated on page 124.
Plan of Distribution, page 156

6. Please disclose whether you are party to any arrangement with any Registered
         Stockholder regarding sales of common stock by the Registered Stockholders.
7. We refer to the disclosures in the first two paragraphs on page 158. Please address the following:
             Revise to clarify, if true, that the Advisor also will not be engaged to facilitate or coordinate certain price discovery activities or sales of shares of your common stock in consultation with Registered Stockholders and that the Advisor will not be permitted, nor instructed by Registered Stockholders, to plan or actively participate in any investor education activities not described in the prospectus. Alternatively, please revise to disclose these activities.
             Given the existence of direct listing success fees, revise to provide the same disclosures for Bridgeway and Alchemy that you provide for Spartan.
8.       With reference to the second paragraph on page 158 and Exhibit B to
Exhibit 10.41,
         please revise to clarify whether the Advisor plans to perform any financial advisory or investment banking services for you (in addition to those provided in connection with the
 Christopher Furman
Vitro Biopharma, Inc.
January 11, 2024
Page 3
      listing of your securities). As applicable, describe these services and clarify whether they will be conducted in accordance with Regulation M.
9. Please disclose, as applicable, how long the company plans to use its reasonable efforts to keep the registration statement effective.
Item. 13. Other Expenses of Issuance and Distribution, page 163

10. Please revise the table in this section to include a line item for your Advisor fees and expenses. Also, the table should quantify the success fees payable to Alchemy and
      Bridgeway.
Exhibit Index, page 168

11.   Please file the executed versions of Exhibits 10.40 and 10.41.
       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameChristopher Furman
                                                             Division of
Corporation Finance
Comapany NameVitro Biopharma, Inc.
                                                             Office of Life
Sciences
January 11, 2024 Page 3
cc:       Ross Carmel, Esq.
FirstName LastName